Exhibit 12

Arch Capital Group Ltd. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

(in thousands, except ratios)

	Years Ended December 31,
	2010	2009	2008	2007	2006

Income before income taxes	$850,456	$897,653	$304,505	$873,544	$739,893
Equity in net (income) loss of investees	(56,035)	(183,038)	166,326	(8,877)	(3,102)
Fixed charges	35,018	30,074	29,673	27,032	26,386
Income available for fixed charges	$829,439	$744,689	$500,504	$891,699	$763,177

Fixed charges:
Interest and amortization on indebtedness	30,007	24,440	23,838	22,093	22,090
Estimate of interest component within rental expense net of sublease (income) (1)	5,011	5,634	5,835	4,939	4,296
Total fixed charges	35,018	30,074	29,673	27,032	26,386
Preference dividends	25,844	25,844	25,844	25,844	20,655
Total fixed charges and preference dividends	60,862	55,918	55,517	52,876	47,041
Ratio of earnings to fixed charges	23.7	24.8	16.9	33.0	28.9
Ratio of earnings to fixed charges and preference dividends	13.6	13.3	9.0	16.9	16.2

(1)  Represents a reasonable approximation of the interest cost component of rental expense net of sublease (income) incurred by the Company.